ADDENDUM TO INVESTMENT COUNSEL AGREEMENT

This AGREEMENT is made in Boston, Massachusetts, this 23rd day of November, 2020, between Longleaf Partners Global Fund (the “Fund”), the fourth series of LONGLEAF PARTNERS FUNDS TRUST, a Massachusetts business trust, and SOUTHEASTERN ASSET MANAGEMENT, INC., a Tennessee corporation (hereinafter referred to as “the Investment Counsel.”).

In consideration of the mutual covenants herein made, the Fund and the Investment Counsel understand and agree as follows:

1. Recitations.

The Fund is an investment company registered with the Securities and Exchange Commission under the provisions of the Investment Company Act of 1940, and was organized pursuant to an amendment effective August 11, 1998 to the Declaration of Trust of Longleaf Partners Funds Trust, originally effective on November 26, 1986, under the name Southeastern Asset Management Value Trust (the “Master Trust”). The Investment Counsel is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. The Fund and the Investment Counsel are parties to an Investment Counsel Agreement dated August 7, 2012, and subsequently renewed from time to time (the “Agreement”) under which the Investment Counsel provides investment advisory and management services to the Fund.

The Board of Trustees of the Fund and the Investment Counsel have agreed to implement an expense cap at 1.15%, effective November 23 ,2020.

2. Amendment of Section 8.

The Investment Counsel and the Fund hereby agree that effective November 23, 2020, the 1.20% expense cap in Section 8 of the Agreement shall be changed to 1.15%.

IN WITNESS WHEREOF, the parties have executed this Addendum this 23rd day of November, 2020.

Southeastern Asset Management, Inc.	Longleaf Partners Global Fund

	/s/ Ross Glotzbach		/s/ Margaret H. Child
By:	Ross Glotzbach	By:	Margaret H. Child
	CEO		Trustee